Exhibit 99.1

Atour Lifestyle Holdings Limited to Report Third Quarter 2025 Financial Results on November 25, 2025

SHANGHAI, Nov. 12, 2025 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that it will report its unaudited financial results for the third quarter 2025 on Tuesday, November 25, 2025, before the U.S. markets open.

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, November 25, 2025 (or 8:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter 2025 Earnings Conference Call

Pre-registration Link: https://register-conf.media-server.com/register/BI16ba7541be5f40f5918d5047fe4d7e47

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548